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Exhibit 7.1

SBS BROADCASTING SA

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	1998	1999	2000	2001	2002
Loss before income taxes and minority interest	(35,216)	(42,964)	(97,508)	(120,263)	(30,424)
Add: undistributed earnings of unconsolidated subsidiaries	(3,183)	(13,213)	(24,536)	(25,749)	(33,232)

Total	(32,033)	(29,751)	(72,972)	(94,514)	2,808
Fixed charges
Interest expense	22,261	17,490	16,702	24,331	26,831
25% of operating lease	11,857	11,234	10,897	10,946	11,041

Total fixed charges	34,118	28,724	27,599	35,277	37,872
Total earnings available for payment of fixed charges	*	*	*	*	40,680

Ratio of earnings to fixed charges					1.07
Expenses under operating leases	47,428	44,936	43,586	43,783	44,162

*)
Earnings were insufficient to cover fixed charges by €32.0 million, €29.8 million, €73.0million and €94.5 million in the years ended December 31, 1998, 1999, 2000 and 2001, respectively.

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  Exhibit 7.1
SBS BROADCASTING SA CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES